UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

Apollo Debt Solutions BDC

(Name of Issuer)

Apollo Debt Solutions BDC

(Name of Person(s) Filing Statement)

Class I, Class S and Class D Shares of Beneficial Interest

(Title of Class of Securities)

03770D 301, 03770D 103, and 03770D 202

(CUSIP Number of class of securities)

Kristin Hester

Apollo Credit Management, LLC

9 West 57th Street

New York, NY 10019

(212) 515-3450

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

David W. Blass, Esq.

Steven Grigoriou, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, NW

Washington, DC 20001

November 6, 2023

(Date Tender Offer First Published, Sent or Given to Security Holders) Calculation of Filing Fee

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on August 16, 2023 by Apollo Debt Solutions BDC (the “Fund”) in connection with an offer by the Fund (the “Offer”) to purchase up to 5,450,441 of its outstanding shares of beneficial interest (including Class I common shares of beneficial interest, Class S common shares of beneficial interest, and Class D common shares of beneficial interest, the “Shares”) at a price equal to the net asset value per Share as of September 30, 2023 (the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(1)(ii) to the Statement (the “Offer to Purchase”).

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 11:59 p.m., Eastern Time, on September 14, 2023.

2.

1,991,895 Shares of the Fund were validly tendered and not withdrawn prior to the expiration of the Offer. The Fund accepted for purchase 100% of the Shares of the Fund that were validly tendered and not withdrawn prior to the expiration of the Offer as permitted by Rule 13e-4(f)(1) of the Securities Exchange Act of 1934, as amended.

3.	The net asset value of Shares tendered pursuant to the Offer was calculated as of the Valuation Date in the amount of $48,894,460.

4.

The payment of the purchase price of the Shares tendered was made in the form of a non-interest bearing, non-transferable promissory notes respectively issued to the Shareholders whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer. Pursuant to the promissory notes, the Fund paid on or about October 31, 2023 to the tendering Shareholders a total of $48,894,449, representing 99% of the net asset value of the total amount of the Shares tendered by Shareholders. The Shares were repurchased at a price of $ 24.55 per Share as of 4:00 p.m., Eastern Time, on the Valuation Date.

Except as specifically provided herein, the information contained in the Statement, as amended, and the Transmittal Letter remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, as amended, or the Transmittal Letter.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

APOLLO DEBT SOLUTIONS BDC

By:	/s/ Kristin Hester
Name:	Kristin Hester
Title:	Chief Legal Officer and Secretary

Dated: November 6, 2023

EXHIBIT INDEX

Exhibit

107	Filing Fee Table